UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

La Borra Cafe Incorporated

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  October 14, 2020

Physical Address of Issuer:

3200 Oak Park Ave, Suite E, Berwyn, IL 60402 United States

Website of Issuer:

https://laborracafe.com/

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Non-Voting Class B Common Stock

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	0	N/A
Cash & Cash Equivalents	0	N/A
Accounts Receivable	0	N/A
Short-term Debt	0	N/A
Long-term Debt	0	N/A
Revenues/Sales	0	N/A
Cost of Goods Sold	0	N/A
Taxes Paid	0	N/A
Net Income	0	N/A

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

April 8, 2022

La Borra Cafe Incorporated



Up to $1,070,000 of Non-Voting Common Stock

La Borra Cafe Incorporated (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of shares of Non-Voting Class B Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**." The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN

CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://la-borra-cafe.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/laborracafe

The date of this Form C is April 8, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company is a chain of Mexican coffee shops incorporated in Delaware as a corporation on October 14, 2020. There have been no changes to the certificate of incorporation or overall corporate structure since its founding.

The Company is located at 3200 Oak Park Ave, Suite E, Berwyn, IL 60402 United States.

The Company's website is https://laborracafe.com/.

The Company conducts business in Delaware and California, and conducts business in Illinois through a properly authorized affiliate.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/la-borra-cafe (the "**Deal Page**") and the version published as of the date of this Form C is attached as <u>Exhibit B</u>. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view <u>Exhibit B</u> as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100
Maximum Individual Purchase Amount	$100,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	None.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We operate in a highly competitive coffee shop industry, and there is no guarantee we will compete successfully.

The coffee shop industry is highly competitive. We compete with several other coffee shops and chains, as well as convenience stores, that provide hot and cold beverages and bakery products. We also compete with other businesses that provider a similar set of products on food delivery applications.

The principal areas of competition are pricing, development of new products and flavors, as well the effectiveness of marketing and advertising programs, including the effective use of social media platforms and digital marketing initiatives. Important factors affecting our ability to compete successfully include the taste and flavor of our products, trade and consumer promotions, quality and speed of service, rapid and effective development of new and unique products, and pricing. We also face uncertainty in the number and location of competing coffee shops in the markets where our cafes are located and the ability to renew leased properties on commercially acceptable terms, if at all.

We are vulnerable to volatility in certain commodity markets.

We rely on suppliers for commodities that are needed to produce our products. We are vulnerable to commodity price fluctuations in relation to coffee beans, sugar, milk, and other commodities.

Interruption of our supply chain could affect our ability to produce our products and could negatively impact our business and profitability.

Any material interruption in our supply chain, such as material interruption of roasted coffee supply, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability.

Food safety and quality concerns may negatively impact our business and profitability.

Instances or reports, whether true or not, of unclean water supply or food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies in the food and beverage processing, grocery and quick-service restaurant sectors and could affect us as well. Food safety and food-borne illness incidents may materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product.

The Company's performance could be negatively affected by adverse general economic conditions.

A decline in general economic conditions could adversely affect our financial results. Weakness or uncertainty regarding the economy, both domestic and international, as a result of reactions to consumer credit availability, unemployment, or other unforeseen events could adversely affect consumer spending habits, including discretionary spending at cafes such as ours, which may result in lower operating revenue. Our financial condition may also be affected by interest rates and inflation, increased energy costs, the availability of experienced management and hourly employees, and labor and employee benefits costs (including increases in minimum hourly wage, employment tax rates, health care costs and workers' compensation costs).

Changes in consumer product and shopping preferences may reduce demand for some of our products.

The coffee shop industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect our profitability. There is increasing awareness of and concern for health, wellness, and nutrition considerations, including concerns regarding caloric intake associated with sugar-sweetened beverages and the perceived undesirability of artificial ingredients.

Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to successfully compete in our industry, we must continue to develop and introduce different and innovative beverages and be competitive in the areas of taste, quality and price, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverages and products may be limited to a few years before consumers' preferences change. If our revenues decline, our business, financial condition, and results of operations could be adversely affected.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected by delaying openings of planned cafes. The outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate substantial sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Currently, our authorized capital stock consists of an aggregate 5,000,000 shares of common stock, consisting of up to 1,000,000 shares of Class A Common Stock, up to 3,000,000 shares of Class B Common Stock, and up to 1,000,000 shares of Class C Common Stock. Currently 1,000,000 shares of Class A Common Stock are issued and outstanding and no shares of either Class B Common Stock or Class C Common Stock have been issued. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may in the future rely on licensees or franchisees for the operation of licensed or franchised restaurants, and we may have limited control with respect to the operations of licensed or franchised restaurants, which could have a negative impact on our reputation and business

We may in the future rely on licensees or franchisees and the manner in which they operate under such licensees or franchise to develop and promote our business. Generally, our licensees are required to operate according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our Company's business plan. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws when licensees or franchisees execute on our Company's business plan.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights.

The Securities do not include voting rights. Thus, Investors will never be able to freely vote upon the election or removal of directors, the approval of certain transactions, regular corporate governance issues, or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Investors may have to hold the Securities indefinitely.

The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. Additionally, the Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities may be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company, inspired by the introspective book by Benedetti, is a chain of Mexican coffee shops. As Benedetti proposed that coffee is one of the best ways to be inspired and to dream, the coffee shops are designed to go beyond the typical concept of hospitality. Entering a La Borra Café means not only enjoying a good coffee but also being able to immerse yourself in thoughts and reflection. La Borra Café cafes are pet friendly, so your pet is just as welcome as its owner and the menu at La Borra Café is uniquely delicious and authentic.

Business Plan

The Company's business plan is similar to other businesses in the competitive space of on-premise and off-premise coffee and complementary product sales. For on-premise, there are four primary drivers of business. Quality of product, quality of service, quality of location and overall value. Product differentiation as an authentic brand is supported by quality of product and location. Service quality is a supportive function and required for repeat business. Overall value completes the equation of bringing long-term improving financials. For revenue projections, it is proven that individual cafes are profitable within six months of operation, leading to long term growth potential by continually adding locations. For off-premise services, La Borra Café is developing a direct to consumer strategy for internet sales through single purchases and subscriptions.
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The Company's Products and/or Services

Product / Service	Description	Current Market
Quick service coffee shop	First nationwide Mexican-themed coffee shop and bakery chain	Retail consumer market; Millennials and Gen Z
Mexican Bakery	Mexican-themed-backed goods	Retail consumer market; Millennials and Gen Z
Coffee Delivered	Coffee direct through e-commerce	Direct to consumers e-commerce and instore; Millennials and Gen Z

Competition

Each branch of La Borra Café is unique, as it has disruptive elements (a red door, a swing, colored birds flying throughout the cafeteria), which generate curiosity in its visitors and serve as a pretext to create their own stories, but always preserving the essence of the brand. We create spaces to awaken inspiration in each of our clients. Cina rooms, private boardroom, exchange bookcases, play parades and pet-friendly terraces. We are a cafeteria with differentiated spaces, with a wide range of coffee-based drinks and other varieties, as well as different options of food, snacks and desserts to complement the offer. We are a dynamic and young brand, we offer seasonal products, and we are at the forefront with differentiated systems for customer loyalty. Key competitors in the space are Starbucks, Peets, Philz, and Tierra Mia.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products on the direct-to-consumer market. Our products reach a mature target audience of Boomers and Gen X (appx. 10%), as well as millennials (appx. 40%), Gen Z (appx. 50%).

Supply Chain

Vertical integration for all aspects of the business allows us to drive the highest potential profit by working with our family of companies. EQI is the global brand holding company. Coffee Teams are the buyers and distributors of input products. Academia provides training and educational services to brands. La Borra Café is the Mexico cafes and stores. Operadora provides the services to envision and build cafes and stores.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
2498588	La Borra del Cafe	Mexican federal trademark	February 15, 2021	Pending	Mexico
2498586	La Borra del Cafe	Mexican federal trademark	February 15, 2021	Pending	Mexico
1424154 1430651	La Borra del Cafe	Mexican federal trademark	October 18, 2013	January 28, 2014	Mexico
1423306 1439247	La Borra del Cafe	Mexican federal trademark	October 17, 2013	March 6, 2014	Mexico
1234909 1286251	La Borra del Cafe	Mexican federal trademark	December 13, 2011	May 21, 2012	Mexico
2017-0002986 264763	La Borra del Cafe	Costa Rican federal trademark	March 30, 2017	August 31, 2017	Costa Rica

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Opening of new locations	40%	$10,000	40%	$428,000
Marketing, Research	15%	$3,750	15%	$160,500
New Hires	39%	$9,750	39%	$417,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company proceeds are going to be distributed into three categories. Forty percent of the proceeds will be used for the Opening of new locations that includes hiring a general contractor, architect, permits, construction, material, and café equipment. Funds distributed to Marketing and Reach will be used for building the brand on social media, ads, and working with influencers. The remaining thirty nine percent will be used for new hires including but not limited to managers, assistant manager, reginal manager and baristas.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Leon Reffreger	Chief Executive Officer and Founder	Manage company operations, formulate and implement policies, and ensure that goals are met.	PhD in Business Sciences Universidad Panamerica 2020 to Present Master's Degree in Global Marketing ITESO, 2011 Bachelor's Degree in Advertising CECC Pedregal Campus 2005
Juan Comparan	President and Founder	Management of investments in Mexico for the California La Borra Café operations.	Cuaad. Master of Global Marketing ITESO, 2002

			AD2 Senior Management Training by Ipade 2011
Dana Farbo	Treasurer	Cash and liquidity management, risk management, and corporate finance.	Economics Degree North Dakota State 1981
Goretti Campbell	Owner	Investments in California, and strategic partnerships.	San Francisco State Broadcasting and Communications 2015
Mauricio Perez	COO and Co-founder	The COO, responsible for day-to-day operations, has vice presidents for different parts of the company reporting to him or her.	PhD University Autónoma of Guadalajara 2004 Masters Degree PhD University Autónoma of Guadalajara 2008
Alexei Sandoval	CMO and Co-founder	A chief marketing officer, also called a global marketing officer or marketing director, is a corporate executive responsible for marketing activities in an organization.	PhD University Nacional Autónoma de México 2009 PhD Universidad Complutense de Madrid 2008 PhD Universidad Complutense de Madrid 2006 CECC Pedregal 2004

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

 The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 5,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). The Common Stock consists of up to 1,000,000 shares of Class A Common Stock, up to 3,000,000 shares of Class B Common Stock, and up to 1,000,000 shares of Class C Common Stock. Currently 1,000,000 shares of Class A Common Stock are issued and outstanding and no shares of either Class B Common Stock or Class C Common Stock have been issued. At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,025,000 shares of Common Stock will be issued and outstanding, with 45,000 of those shares of Common Stock reserved to be issued upon a successful capital raise in this Offering.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
EQI Inc.	550,000 shares of Class A Common Stock	55.0%
Goretti Campbell	300,000 shares of Class A Common Stock	30.0%

Outstanding Debt

As of the date of this Form C, the Company currently has total outstanding debt of $1,143,030.00. All of this debt is intercompany debt (with no amortization schedule or fixed maturity dates) to other La Borra entities or the Company's parent entity, and all proceeds are intended to be used for physical construction of currently active and planned future outlets, as well as to fund operational expenses as they arise. This amount may be subject to increase as further operational expenses arise, although such operational expenses are not expected to be material.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

La Borra Cafe Incorporated (the "**Company**") was incorporated on October 14, 2020 under the laws of the State of Delaware, and its principal place of business headquartered in Berwyn, Illinois. There have been no reorganizations, redomestications, restructurings or name changes since.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had no cash and cash equivalents.

As of April 8, 2022 the Company had an aggregate of $0.00 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Operations during the period of this offering are being financed, on an as-needed and emergency basis, through intercompany debt to affiliated La Borra entities, which the Company estimates may provide at least another 2 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The use of proceeds is broken down as follows: 80% is for capital expenditures and 20% operational cost before individual store profitability. The company intends to open a number of new coffee shops in 2022. We expect to open five in Silicon Valley, five in Los Angeles, and five in San Diego, costing approximately $4,650,000.

Valuation

The Company has ascribed a pre-Offering valuation to the Company of $19.5 million. The Company arrived at this valuation through the use of internal accounting and a full assessment of sales, future projections, and the value of currently existing assets.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made no issuances of securities within the last three years.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company entered into a marketing agreement with Goretti Campbell, Dana Farbo, and DMVAR Studio, LLC, a California limited liability company. Dana Farbo and Goretti Campbell, who have roles within the Company, are also employed by or affiliated with Dave Martinez Ventures. Pursuant to the marketing agreement, shares of Class A Common Stock will be issued to each of DMVAR Studio, LLC, in an amount to be determined based upon the financial results of the Offering.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Non-Voting Common Stock on a best efforts basis as described in this Form C. We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**."

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Dividends

The Securities do not guarantee Investors to any dividends.

Common Stock

The Company was formed under the General Corporation Law of the State of Delaware and has authorized capital stock consisting of 5,000,000 shares of $0.0001 par value common stock and has offered a minimum amount of $25,000 and up to a maximum amount of $1,070,000 of non-voting shares of Common Stock.

As of the commencement of the Offering, the Company has agreed to issue and sell to the Purchaser, and the Purchaser has agreed to purchase from the Company, 1,070,000 shares of the Company's non-voting Class B common stock at a purchase price of $1.00 per share (the "Shares") for a total purchase price of $1,070,000. In the event of any liquidation or winding up of the Company, the Purchaser has the right to receive in preference to the holders of the shares of the Company's common stock the Aggregate Purchase Price plus any declared but unpaid dividends.

Before any Shares held by the Purchaser may be sold or otherwise transferred, the Purchaser must provide notice to the Company offering it the first right to purchase all or any part of the Shares proposed to be sold or transferred (the

"Right of First Refusal"). The Company may either purchase the proposed Shares to be sold or transferred or permit the sale or transfer of such Shares to the Proposed Transferee. Within twenty days after receipt of the notice to sell or transfer, the Company will indicate whether it will elect to accept or decline the offer to purchase any or all of the Shares proposed to be sold or transferred. However, the Company may not exercise its Right of First Refusal with regards to the transfer of any or all of the Shares during the Purchaser's lifetime or on the Purchaser's death by will or intestacy to the Purchaser's immediate family or a trust for the benefit of the Purchaser or Purchaser's immediate family**.**

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Leon Reffreger
_____
(Signature)

Leon Reffreger
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Leon Reffreger
_____
(Signature)

Leon Reffreger
_____
(Name)

Chief Executive Officer
_____
(Title)

4/8/2022
_____
(Date)

/s/ Juan Comparan
_____
(Signature)

Juan Comparan
_____
(Name)

President
_____
(Title)

4/8/2022
_____
(Date)

/s/ Dana Farbo
_____
(Signature)

Dana Farbo
_____
(Name)

Treasurer
_____
(Title)

4/8/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

LA BORRA CAFÉ INCORPORATED

Unaudited Financial Statements for the

Period October 14, 2020 (Inception) Through December 31, 2020

LA BORRA CAFÉ INCORPORATED
BALANCE SHEET
As of December 31, 2020
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$0	N/A
Total Assets	$0	N/A
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$0	N/A
STOCKHOLDERS' EQUITY		
Common stock, $0.0001 par value, 5,000,000 shares authorized		
0 shares issued and outstanding as of December 31, 2020	0	N/A
Additional paid-in capital	0	N/A
Retained earnings (accumulated deficit)	0	N/A
Total Stockholders' Equity	0	N/A
Total Liabilities and Stockholders' Equity	$0	N/A

LA BORRA CAFÉ INCORPORATED
STATEMENT OF OPERATIONS

For Period October 14, 2020 (Inception) Through December 31, 2020

(Unaudited)

	2020	2019
Revenues	$0	N/A
Cost of revenues	0	N/A
Gross profit (loss)	0	N/A
Operating expenses		
General and administrative	0	N/A
Total operating expenses	0	N/A
Net Income (Loss)	$0	N/A

LA BORRA CAFÉ INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
For Period October 14, 2020 (Inception) Through December 31, 2020
(Unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of October 14, 2020 (Inception)	0	$0	$0	$0	$0
Net Income (Loss)	0	0	0	0	0
Balance as of December 31, 2020	0	$0	$0	$0	$0

LA BORRA CAFÉ INCORPORATED
STATEMENT OF CASH FLOWS

For Period October 14, 2020 (Inception) Through December 31, 2020

(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$0	N/A
Net cash used in operating activities	0	N/A
Cash Flows from Investing Activities		
Purchase of equipment	0	N/A
Net cash used in investing activities	0	N/A
Cash Flows from Financing Activities		
Issuance of common stock	0	N/A
Net cash provided by financing activities	0	N/A
Net change in cash and cash equivalents	0	N/A
Cash and cash equivalents at beginning of period	0	N/A
Cash and cash equivalents at end of period	$0	N/A

LA BORRA CAFÉ INCORPORATED
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

La Borra Café Incorporated (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated for the purpose of opening La Borra Café locations in California. La Borra Café is a Mexican coffee chain that has 75 plus locations in Mexico and Chicago currently. The Company was incorporated in Delaware on October 14, 2020. The Company’s headquarters are in Berwyn, Illinois. The company began operations in 2021.

The Company formed numerous subsidiaries to house each of the future coffee shop locations to be opened in the United States (see Note 7 for subsequent events).

The Company has no operating history as of December 31, 2020. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 6). However, the Company embodies the La Borra brand, of which has an operating history for coffee shop locations throughout Mexico. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had no cash and cash equivalents.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, as there were no fixed assets as of December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it did not have any operations. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company has not generated any revenue as of December 31, 2020.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2020, the Company had authorized 5,000,000 shares of common stock, par value $0.0001. As of December 31, 2020, the Company had no shares of common stock issued and outstanding.

NOTE 4 – STOCK-BASED COMPENSATION

The Company does not have a stock-based compensation plan as of December 31, 2020.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and did not have any operations for the period ended December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Creation of Subsidiaries

In 2021, the following California limited liability companies were formed. All are subsidiaries of the Company.

- La Borra Café San Diego 1, LLC, formed on February 25, 2021
- La Borra del Café CA 1A, LLC, formed on April 2, 2021
- La Borra del Café CA 1B, LLC, formed on April 23, 2021
- La Borra del Café CA 2A, LLC, formed on April 2, 2021
- La Borra del Café CA 2B, LLC, formed on April 23, 2021
- La Borra del Café CA 3A, LLC, formed on April 2, 2021
- La Borra del Café CA 4A, LLC, formed on April 13, 2021
- La Borra del Café CA 5A, LLC, formed on April 13, 2021
- La Borra del Café CA 6A, LLC, formed on April 13, 2021
- La Borra del Café CA 7A, LLC, formed on April 23, 2021
- La Borra del Café CA 8A, LLC, formed on April 23, 2021
- La Borra del Café CA 9A, LLC, formed on April 23, 2021
- La Borra del Café Palo Alto 1, LLC, formed on April 2, 2021

Shareholder Agreement

In March 2021, the Company entered into a shareholder agreement that had the effect of separating the 5,000,000 shares of common stock into 1,000,000 Class A shares, which are common shares with voting rights, 3,000,000 Class B shares, which are common shares with no voting rights, and 1,000,000 Class C shares, which are common share with no voting rights that are reserved for employees. The agreement also facilitated the issuance of 1,000,000 Class A shares.

Loans and Investment Received

In 2021, the Company has received various loans from investors to fund the formation of the new coffee shop locations. As of November 31, 2021, total loans received equal $1,143,030, majority of which have been used towards trademark assets and leases (see below).

Lease Agreements

In March 2021, the Company, through a subsidiary, entered into a lease agreement for retail and office space with a term of 10 years and 7 months, beginning April 1, 2021 and ending October 31, 2031. In March 2021, the Company, through a subsidiary, entered into a lease agreement for retail and office space with a term of 7 years, beginning April 1, 2021 and ending September 30, 2027. The following table shows future minimum lease payments due for both leases:

Year ending December 31,		
2021	$	88,560
2022		193,817
2023		199,629
2024		205,619
2025		211,792
Thereafter		806,458
Total	$	1,705,875

Future leases are being created and will be subassigned from the Company to each respective LLC subsidiary: in La Borra Del Café Palo Alto LLC, La Borra Café San Diego 1 LLC, and La Borra Del Café CA 2A, LLC.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in non-voting Class B Common Stock. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January 6, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Republic

Company Name	La Borra Cafe California

Logo



Headline	Coffee chain with 70 branches in Mexico, now expanding to California

Slides





Tags	Companies, Restaurant & Bar Services, Drinks, Female Founders, Coming Soon, Local

Pitch text	## Summary

- 70+ locations in Mexico and 5 in the U.S.
- Nominated for Best Franchisee of the World 2020
- Nominated by The Economist as the "fastest-growing café in western Mexico"
- Recipient of Adolf Horn Award Young Entrepreneur of the Year 2016
- $47.5B+ total addressable market

Problem

Coffee shops don't focus on what they can truly provide to a community

Many coffee shops, especially larger chains, only see their business as a one-dimensional retail space. They fail to recognize the opportunity to provide more than just food and drinks to their customers. Coffee shops around the world have the potential to build community, inspire creativity, and boost the value of their neighborhood. Chains, however, focus on building spaces that are uniform and sterile, without taking into account the environment and values around them.



Solution

Creating community, creativity, and innovation

La Borra Cafe is an **international coffee retailer** that offers a fresh take on the outdated chain model. We create spaces intentionally designed to reflect not only the neighborhood around us, but also the interests and intellect of our consumers. The coffee, snacks, art, books, and decor found within our spaces are unique to each location, but all have the same driving force behind them. You can catch up with a friend on a comfortable or meet in a private meeting room to create that amazing project that's been on your mind. When people enter our cafes, they aren't just getting coffee—**they're getting community**.

  

The **La Borra Cafe team is committed to transforming gray days into happy moments**, through social responsibility programs to help communities in need.

As part of our community programs, we offer free courses to teach people how to help others.




Product

Offering neighborhoods a unique approach to coffee and community



The inspiration for our name and brand comes from La Borra de Café, a novel by Mario Benedetti. In addition to comfort, customers can find a **diversity of stimuli represented in art** that will leave them inspired. Every La Borra Cafe is different, as each one is **designed with a "soul"** to match the town in which it is located. All locations have community-focused aspects, such as book-sharing and public events, and all shops are situated on street corners to maximize light and space.

Our **coffee beans are roasted in-house and are sourced directly from farmers in Mexico**. Plus, our milk frothing, cold brews, and flavor profiles offer a fresh, sweet, and delicious alternative to conventional American coffee.

  

Traction

One of the fastest-growing café chains in western Mexico

La Borra del Café first opened its doors in Mexico 9 years ago. Since then, we've expanded to **70+ locations in Mexico and 5 in the U.S.** We were nominated for **Best Franchisee of the World 2019**, and were named by **The Economist as "one of the fastest-growing cafes in western Mexico."** In 2016, **we received the Adolf Horn Award for Young Entrepreneur of the Year.**

Nominated for
"Best Franchise of the World 2020"
And nominated by The Economist
as the fastest growing cafe in
western Mexico

Adolf Horn award 2016
as young entrepreneur of
the year.

75 Stores of " La Borra
del Cafe" will be
under operation in
Mexico an USA by
the end of 2020





"We create spaces
that inspire others
to create beautiful
and extraordinary
things"

Now with the support and the coaching of **Select USA,** we are ready to bring the **inspiration of Mexico all over California.**

















Embajada Estados Unidos en México
25 de marzo a las 11:40 ·

Felicitamos a La Borra del Café por su expansión en 🇺🇸. ¡Les deseamos todo el éxito!
Para conocer cómo expandir su negocio en Estados Unidos los invitamos a asistir a la Cumbre de Inversiones SelectUSA del 7 al 11 de junio.
Información y registro: https://www.selectusasummit.us/
#SelectUSA #SelectUSASummit #JuntosProsperamos

SELECT USA

In Recognition of Positive Investment in the United States, Leading to Job Creation and Economic Growth

Congratulations to

La Borra del Café

and best wishes on the growth and success of your business operations in the United States of America





Dale Tasharski
Acting Assistant Secretary for Global Markets and Director General of the U.S. & Foreign Commercial Service

March 4, 2021
Date

Customers

Praised for our genuine Mexican coffee, excellent service, and invigorating space

La Borra Cafe has grown a name for itself over the last year. Despite the complications of COVID-19, our newly opened U.S. locations have managed not only to survive but also thrive. Our Chicago locations have both been **praised for our delicious, authentic Mexican coffee, our excellent service, and our fresh and lovely ambiance**.


Lea E.
Berwyn, IL
2 1 1
11/16/2020
1 photo

This delicious coffee shop has genuine mexican coffee, its so good, they hace also added a new line of freshly baked mexican pastries and bread, the chocolate conchas are so good, my friend ordered a garibaldi, and its like a butter cupcake, great flavors!
Also the place is pretty cute to take ig pics, they told me they are opening a new one over on division street, which is great because its closer to my job.

Useful Funny Cool

Brett J.
Chicago, IL
162 145 4
8/20/2020

This sweet coffee shop is nowhere near my apartment or my job, but I found myself here running an errand in Berwyn. I'm glad I came across this place.

I ordered an iced latte and it was ON POINT. Great atmosphere which is definitely worth mentioning. Comfortable chairs with coffee tables and shelving. Looks like a nice apartment!

I think this is a pretty new business, so I hope they survive COVID, because it's a great spot. Wish I lived closer.

Useful 4 Funny Cool 1


La
Borra
del Café

Response to COVID-19

Our customers and our team are our priority. As we navigated this global health crisis, we increased the sanitizing protocols in all spaces at our locations, following the recommendations of the WHO (World Health Organization) since the beginning of the pandemic.







We teamed up with delivery platforms to sustain all jobs. We didn't let go of any of our team members during the pandemic.

We created a special platform to pre-buy points online with special benefits, so people can exchange them for their favorite products in the future. We also launched a pop-up online store with special products and coffee kits.

While other international brands closed locations, we opened new branches, which speaks to the strong foundation of our business model, operational expertise, and the immense inspiration behind our brand.

Business Model

Selling coffee, goods and snacks inspired by Mexican cuisine and local interests

All of our stores serve a variety of drinks, snacks, fresh baked goods and meals inspired by Mexican cuisine. In addition to our range of frappés, cold-brews, lattes, and other espresso drinks, we also offer traditional cafe snacks and desserts. Our stand-out items include our orejitas, conchas, garibaldis and pies.



Authenticity differentiation

Our cafes are unique and our offerings of select coffee and other beverages along with foods that are tied to the Mexican culture bring authenticity and fresh differentiation.

Profitability

Cafe profitability builds into the second ½ of the fiscal year of opening with an average store projection conservatively estimated as follows.

Per cafe		
	Sales	Profit
Year 1	$1.750M	(-$250K)
Year 2	$6.750M	$750K
Year 3	$22.250M	$4.250M





The Business
La Borra Cafe California
La Borra Cafe California
The moment is now!
Invest in the business of inspiration
Product Cost
Less than 30%
Sold For
200%
*Sold for 200% more on top of the 30% for cost of prroduct
Example
Café Americano La Borra Cost .80 cents and sold for a $3 dlls

Market

Tapping into a $47.5B+ market

La Borra Cafe has a massive market advantage – due to our international product, we're able to target both the Latino and US coffee shop market. This global market is **projected to grow to $237B+ by 2025**, despite challenges presented by COVID-19. As of 2021, La Borra Cafe has a **TAM of $47.5B+**.



Competition

We face tough competition, but we have several key advantages

La Borra Cafe is entering into a difficult market. Our main competitor is Starbucks, which owns 50%+ of the market in Mexico and 40%+ of the US market. However, **we aren't planning to be another Starbucks**, and that's what affords us the opportunity to carve out a niche for ourselves. **In La Borra Cafe, customers can exchange books, watch movies, conduct meetings and work in communal spaces, and pet-friendly areas**, we love to have a community and inspire others to create beauty and extraordinary things.

We are different from our competitors because we focus on creating spaces of comfort, quality, and inspiration combined with an awesome product.







NETFLIX
Sólo vives una vez,
BIEN,
La Borra Cafe
California

Each branch of La Borra Café is unique and has disruptive elements (a red door, a swing, colored birds flying throughout the cafeteria), which generate curiosity in our visitors and serve as a inspiration to create their own stories while staying true to the essence of the brand.



Sólo vives una vez,
BIEN,
La Borra del Cafe
¡HAY QUE EXPLORAR LO INEXPLORADO!

Vision

Planning to open 201 locations in California

With the support of investors and customers, La Borra Cafe will introduce 201 new locations in the 5 years. We **plan to expand both in the at-home market and**

internationally, targeting San Francisco, San Diego and Los Angeles, and other cities that are friendly to culture-driven, community-oriented coffee shops.



Investors

Raising funds to open 201+ locations in the next 5 years

La Borra Cafe is currently entering into a new round of funding to support our tremendous growth and scaling projects. We previously crowd-funded in Mexico with Play Business, where **we received MX$14M+ from 955 investors**. Both rounds of funding will go towards working capital, consolidation and management of packaging lines, and the management of international openings. With your investment, we will be on track to open 201 new locations over the next 5 years.





Founders



Leon Reffreger Alonso, CEO of La Borra del Café

La Borra Cafe started as a thesis for Leon and ended up as an international coffee shop business. Although the road was not always easy, Leon and his team have now grown the company to 70 locations in Mexico, 5 in the U.S., and 2 in Spain.

While all other coffee chains were closing, Leon and the team saw an opportunity to continue growing despite the global pandemic.

The team is made up of experienced individuals who have built top-tier brands in the coffee and food industry.



Team

	Carlos Ayusa	Purchasing and Logistic Manager
	Carmen Elvira	Operations Officer
	Jessica Vazquez Garibay	Regional Operations Manager
	Lea Tacher	Head of Product Development US
	Glenn Johnson	Operations US

	Lilian Reyes	Head of HR
	Leon Reffreger	CEO & Founder
	Alexei Sandoval	CMO & Founder
	Goretti Campbell	Investments Strategist & Partner California
	Dana Farbo	Advisor & California Partners
	Mauricio Pérez Toscano	COO & Co-Founder
	Juan Comparan	President & Founder

Perks

$100	Access to exclusive products from the online store
$250	All of the above, plus: Early access to new products online
$500	All of the above, plus 15% discount on products online
$1,000	All of the above, plus: 15% discount in store
$2,500	All of the above, plus: Get a large drink for the price of a medium, for life
$5,000	All of the above, plus: Free drink once a week
$10,000	All of the above, plus: Free pastry once a week
$25,000	All of the above, plus: Your name on a brick at a La Borra Cafe California location
$50,000	All of the above, plus: Attend opening events as our special guest
$60,000	All of the above, plus: Cut the ribbon at the our new location opening

FAQ

EXHIBIT C

Form of Security

SUBSCRIPTION AGREEMENT

La Borra Café Incorporated (A Delaware Corporation)

SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

The undersigned (the "*Investor*") understands that La Borra Café Incorporated, a Delaware corporation (the "*Company*"), is offering up to an aggregate of 1,070,000 shares of its Class B Common Stock, par value $0.00001 per share (the "*Securities*") in a Regulation CF transaction (the "*Offering*"). The Investor further understands that the Offering is being made without registration of the Securities under the Securities Act of 1933, as amended (the "*Securities Act*"), or any securities laws of any state of the United States or of any other jurisdiction. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Form C of the Company dated April 8, 2022 (the "*Offering Memorandum*").

1. **Subscription**. Subject to the terms and conditions hereof, the Investor hereby irrevocably subscribes for Securities at a price of $1.00 per share and an aggregate subscription amount as indicated on the signature page hereto (the "*Purchase Amount*"), payable as described in Section 3. The Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (this "*Subscription Agreement*").

2. **Payment for Securities**. The Purchase Amount shall be paid by the Investor by sending funds to a trust account maintained by Prime Trust, LLC ("*Prime Trust*"), via the methods described by the online platform found at https://republic.co or https://republic.com (collectively, the "*Site*") at or prior to the Closing (as defined below). If a subscription is rejected in whole or in part, the Investor's subscription shall be void with respect to the portion so rejected or terminated and the funds received from Investor applicable to such rejected or terminated subscription shall be returned promptly to the Investor along with all other documents which the Investor has executed and/or provided pursuant to the terms and conditions of this Subscription Agreement.

3. **The Closing**. The closing of the purchase and sale of the Securities (the "*Closing*") shall occur upon the last to occur of the following: (i) receipt by the Company of an executed version of this Subscription Agreement, and (ii) the payment for the Securities subscribed for in this Agreement as provided in Section 2.

4. **Acceptance of Subscription and Issuance of Securities**. It is understood and agreed that the Company shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be considered to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Investor at the Closing referred to in Section 3 hereof. Further, the Company's agent, OpenDeal Portal LLC dba Republic ("*OpenDeal*") may reject this subscription, in whole or in part, for any reason. Subscriptions need not be accepted in the order received, and the Securities may be allocated among the investors in the Offering. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "*State Securities Laws*").

5. **Representations and Warranties of the Company**. As of the Closing, the Company represents and warrants that:

(a)   The Company is duly formed and validly existing under the laws of the State of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

6.   **Representations and Warranties of the Investor**. The Investor hereby represents and warrants to the Company that:

(a)   The Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor. The Investor, if an entity Investor, validly exists and is in good standing under the laws of the jurisdiction of its formation.

(b)   The Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(c)   The Investor has received, has carefully and fully read and fully understands the Offering Memorandum and this Subscription Agreement, and in connection therewith, has had access to all other materials, books, records and documents and information relating to the Company, and has been able to verify the accuracy of, and supplement, the information contained therein to the extent desired by the Investor, as determined by the Investor in the Investor's sole and absolute discretion.

(d)   The Investor understands and accepts that the purchase of the Securities involves various risks, including those risks outlined in the Offering Memorandum. The Investor represents that it is able to bear any risk of loss associated with an investment in the Securities.

(e)   The Investor is not relying on any communication (written or oral) of the Company or any of its respective affiliates or representatives, as investment or tax advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided by the Company or any of its respective affiliates shall not be considered investment or tax advice or a recommendation to purchase the Securities, and that neither the Company nor any of its respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that none of the Company nor any of its respective affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority to invest in the Securities.

(f)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(g)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion thereof. In such event, this Subscription Agreement shall thereafter have no force or effect and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to the Investor.

(h)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(i)   The Investor has such knowledge, skill, and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities.

(j)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(k)   The Investor understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "*SEC*") provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(l)   The Investor's financial condition is such that Investor has no need for liquidity with respect to its investment in the Securities for an indefinite period of time and no need to satisfy any existing or contemplated undertaking or indebtedness or for any other purpose. The Investor is not seeking a current cash return with respect to Investor's investment in the Securities. The Investor is able to bear the economic risk of his/her/its investment in the Securities for an indefinite period of time, including the risk of losing all of his/her/its investment. The Investor's overall commitment to investments that are not readily marketable is not disproportionate to Investor's net worth, and purchase of the Securities will not cause such overall commitment to become excessive.

7.   **Covenants of the Investor**.

(a)   The Investor agrees: (A) that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; and (B) that any certificates representing the Securities will bear a legend making reference to the foregoing restrictions. The Investor agrees that the Company and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

8.   **Obligations Irrevocable**. The obligations of the Investor shall be irrevocable.

9.   **Legend**. Any certificates representing the Securities sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS, OR HAS EXPLICITELY WAIVED SUCH OPINION OF COUNSEL REQUIREMENT."

10.   **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Investor without the prior written consent of the other party.

12.   **Waiver of Jury Trial**. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("*Proceedings*"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located in New York, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   **Governing Law**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

15.   **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3200 Oak Park Ave, Suite E
	Berwyn, IL, 60402
	Goretti.campbell@laborracafe.com
	Attention: Goretti Campbell
with a copy to:	Ross Law Group, PLLC
	1430 Broadway, Suite 1804

New York, NY 10038
Gary@RossLawGroup.co
Attention: Gary J. Ross, Esq.

If to the Investor: The contact information found on the signature page to this Subscription Agreement.

16.   **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17.   **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

18.   **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

19.   **Notification of Changes**. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect.

20.   **Severability**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

21.   **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

[*Signature page follows*.]

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

INDIVIDUALS   **ENTITIES**

_____   _____
Name of individual subscriber   Name of entity subscriber

_____   By: _____
Signature of individual subscriber   Name:
                                              Title:

Address: Address:
Email: Email:

_____
Name of individual co-subscriber (if any)
(*Please type or print*)

_____
Signature of individual co-subscriber (if any)

Address:
Email:

Accepted and Agreed:

                                        LA BORRA CAFÉ INCORPORATED

                                        By_____
                                        Name: Leon Reffreger
                                        Title: Chief Executive Officer

EXHIBIT D

Video Transcript

Coffee inspires us, and how it forms part of your life. We know that starting your day, with a good cup of coffee can be the beginning of a great projects, big dreams, and important decisions.

We're in the business of inspiration and today we invite you to be part of La Borra Café California.

La Borra Café is a space that seeks to be the perfect canvas to find inspiration, and make your ideas and creations come true; We offer innovative spaces and coffee of the highest quality sourced from fair trade coffee plantations in Mexico.

Our spaces are one of a kind, offering a cozy Netflix area, so that our visitors can watch a movie while enjoying a cup of coffee, or our private meeting rooms that can be reserved right from your Facebook Messenger.

You can even attend with your 4-legged friend, since we have a special area so they can wait for you. While you order your coffee. All this in a friendly, inclusive, and inspiring environment.

La Borra Café is a 100% Mexican concept, born in 2012 in Guadalajara, Jalisco; we have grown exponentially in recent years. To date, we have more than 60 Branches in Mexico and 2 Branches in the United States. We know that the time to inspire even more people with our coffee is now.

Our business model has been extremely successful, which has allowed us to receive, significant international and national recognition, among them we have obtained the 2nd. Place of: Best Franchise in the world by the international franchise association.

In just seven years, we have inspired with more than 8 million cups of coffee, and our brand continues to expand and grow despite the global pandemic.

While other international brands closed, we opened new branches and continued to expand, which speaks to the strong foundation of our business model, our operational expertise, and the immersive inspiration that we have as a brand.

Capable of resisting and maintaining its expansion rate even in the most challenging moments.

Today our expansion plan includes the opening of 201 branches in California in the next five years.

How will we do it?

Through Republic, with your support and investing we seek to expand in the Golden state, starting with San Francisco, Los Angeles, and San Diego.

Join us and be part of the billion-dollar coffee shop market in the beautiful state of California.

Are you ready to join the business of inspiration? Invest today in La Borra Café on Republic!

EXHIBIT E

Pre-Offering Communications to Investors


Republic

Company Name	La Borra Cafe California

Logo



Headline

Coffee chain with 70 branches in Mexico, now expanding to California

Slides





Tags

Female Founders, Coffee, Food chains, Coming soon, Startups, Local

Pitch text

Summary

- 70+ locations in Mexico and 5 in the U.S.
- Nominated for Best Franchisee of the World 2020
- Nominated by The Economist as the "fastest-growing café in western Mexico"
- Recipient of Adolf Horn Award Young Entrepreneur of the Year 2016
- $47.5B+ total addressable market

Problem

Coffee shops don't focus on what they can truly provide to a community

Many coffee shops, especially larger chains, only see their business as a one-dimensional retail space. They fail to recognize the opportunity to provide more than just food and drinks to their customers. Coffee shops around the world have the potential to build community, inspire creativity, and boost the value of their neighborhood. Chains, however, focus on building spaces that are uniform and sterile, without taking into account the environment and values around them.



Solution

Creating community, creativity, and innovation

La Borra Cafe is an **international coffee retailer** that offers a fresh take on the outdated chain model. We create spaces intentionally designed to reflect not only the neighborhood around us, but also the interests and intellect of our consumers. The coffee, snacks, art, books, and decor found within our spaces are unique to each location, but all have the same driving force behind them. You can catch up with a friend on a comfortable or meet in a private meeting room to create that amazing project that's been on your mind. When people enter our cafes, they aren't just getting coffee—**they're getting community**.

  

The **La Borra Cafe team is committed to transforming gray days into happy moments**, through social responsibility programs to help communities in need.

As part of our community programs, we offer free courses to teach people how to help others.

 

Product

Offering neighborhoods a unique approach to coffee and community



The inspiration for our name and brand comes from La Borra de Café, a novel by Mario Benedetti. In addition to comfort, customers can find a **diversity of stimuli represented in art** that will leave them inspired. Every La Borra Cafe is different, as each one is **designed with a "soul"** to match the town in which it is located. All locations have community-focused aspects, such as book-sharing and public events, and all shops are situated on street corners to maximize light and space.

Our **coffee beans are roasted in-house and are sourced directly from farmers in Mexico**. Plus, our milk frothing, cold brews, and flavor profiles offer a fresh, sweet, and delicious alternative to conventional American coffee.



Traction

One of the fastest-growing café chains in western Mexico

La Borra del Café first opened its doors in Mexico 9 years ago. Since then, we've expanded to **70+ locations in Mexico and 5 in the U.S.** We were nominated for **Best Franchisee of the World 2019**, and were named by **The Economist as "one of the fastest-growing cafes in western Mexico."** In 2016, **we received the Adolf Horn Award for Young Entrepreneur of the Year.**

Nominated for
"Best Franchise of the World 2020"
And nominated by The Economist as the fastest growing cafe in western Mexico

Adolf Horn award 2016 as young entrepreneur of the year.

75 Stores of " La Borra del Cafe" will be under operation in Mexico an USA by the end of 2020





"We create spaces that inspire others to create beautiful and extraordinary things"

Now with the support and the coaching of **Select USA,** we are ready to bring the **inspiration of Mexico all over California.**

















03 MARZO
AGENDA
-2021-
La Borra del Café

La Borra del Café

Embajada Estados Unidos en México
25 de marzo a las 11:40 ·

Felicitamos a La Borra del Café por su expansión en 🇺🇸. ¡Les deseamos todo el éxito!
Para conocer cómo expandir su negocio en Estados Unidos los invitamos a asistir a la Cumbre de Inversiones SelectUSA del 7 al 11 de junio.
Información y registro: https://www.selectusasummit.us/
#SelectUSA #SelectUSASummit #JuntosProsperamos

SELECT USA

In Recognition of Positive Investment in the United States,
Leading to Job Creation and Economic Growth

Congratulations to

La Borra del Café

and best wishes on the growth and success of your business operations in the United States of America





Dale Tasharski
Acting Assistant Secretary for Global Markets and Director General of the U.S. & Foreign Commercial Service

March 4, 2021
Date

Customers

Praised for our genuine Mexican coffee, excellent service, and invigorating space

La Borra Cafe has grown a name for itself over the last year. Despite the complications of COVID-19, our newly opened U.S. locations have managed not only to survive but also thrive. Our Chicago locations have both been **praised for our delicious, authentic Mexican coffee, our excellent service, and our fresh and lovely ambiance**.


Lea E.
Berwyn, IL
2 1 1
11/16/2020
1 photo

This delicious coffee shop has genuine mexican coffee, its so good, they hace also added a new line of freshly baked mexican pastries and bread, the chocolate conchas are so good, my friend ordered a garibaldi, and its like a butter cupcake, great flavors!
Also the place is pretty cute to take ig pics, they told me they are opening a new one over on division street, which is great because its closer to my job.

Useful Funny Cool

Brett J.
Chicago, IL
162 145 4
8/20/2020

This sweet coffee shop is nowhere near my apartment or my job, but I found myself here running an errand in Berwyn. I'm glad I came across this place.

I ordered an iced latte and it was ON POINT. Great atmosphere which is definitely worth mentioning. Comfortable chairs with coffee tables and shelving. Looks like a nice apartment!

I think this is a pretty new business, so I hope they survive COVID, because it's a great spot. Wish I lived closer.

Useful 4 Funny Cool 1


La
Borra
del Café

Response to COVID-19

Our customers and our team are our priority. As we navigated this global health crisis, we increased the sanitizing protocols in all spaces at our locations, following the recommendations of the WHO (World Health Organization) since the beginning of the pandemic.







We teamed up with delivery platforms to sustain all jobs. We didn't let go of any of our team members during the pandemic.

We created a special platform to pre-buy points online with special benefits, so people can exchange them for their favorite products in the future. We also launched a pop-up online store with special products and coffee kits.

While other international brands closed locations, we opened new branches, which speaks to the strong foundation of our business model, operational expertise, and the immense inspiration behind our brand.

Business Model

Selling coffee, goods and snacks inspired by Mexican cuisine and local interests

All of our stores serve a variety of drinks, snacks, fresh baked goods and meals inspired by Mexican cuisine. In addition to our range of frappés, cold-brews, lattes, and other espresso drinks, we also offer traditional cafe snacks and desserts. Our stand-out items include our orejitas, conchas, garibaldis and pies.



Authenticity differentiation

Our cafes are unique and our offerings of select coffee and other beverages along with foods that are tied to the Mexican culture bring authenticity and fresh differentiation.

Profitability

Cafe profitability builds into the second ½ of the fiscal year of opening with an average store projection conservatively estimated as follows.

Per cafe

	Sales	Profit
Year 1	$1.750M	(-$250K)
Year 2	$6.750M	$750K
Year 3	$22.250M	$4.250M





The Business
La Borra Cafe California
La Borra Cafe California
The moment is now!
Invest in the business of inspiration
Product Cost
Less than 30%
Sold For
200%
La Borra Cafe
*Sold for 200% more on top of the 30% for cost of prroduct
Example
Café Americano La Borra Cost .80 cents and sold for a $3 dlls

Market

Tapping into a $47.5B+ market

La Borra Cafe has a massive market advantage – due to our international product, we're able to target both the Latino and US coffee shop market. This global market is **projected to grow to $237B+ by 2025**, despite challenges presented by COVID-19. As of 2021, La Borra Cafe has a **TAM of $47.5B+**.



Competition

We face tough competition, but we have several key advantages

La Borra Cafe is entering into a difficult market. Our main competitor is Starbucks, which owns 50%+ of the market in Mexico and 40%+ of the US market. However, **we aren't planning to be another Starbucks**, and that's what affords us the opportunity to carve out a niche for ourselves. **In La Borra Cafe, customers can exchange books, watch movies, conduct meetings and work in communal spaces, and pet-friendly areas**, we love to have a community and inspire others to create beauty and extraordinary things.

We are different from our competitors because we focus on creating spaces of comfort, quality, and inspiration combined with an awesome product.







NETFLIX
Sólo vives una vez,
BIEN,
La Borra Cafe

Each branch of La Borra Café is unique and has disruptive elements (a red door, a swing, colored birds flying throughout the cafeteria), which generate curiosity in our visitors and serve as a inspiration to create their own stories while staying true to the essence of the brand.



Sólo vives una vez,
BIEN,
La Borra de Cafe
¡HAY QUE EXPLORAR LO INEXPLORADO!

Vision

Planning to open 201 locations in California

With the support of investors and customers, La Borra Cafe will introduce 201 new locations in the 5 years. We **plan to expand both in the at-home market and**

internationally, targeting San Francisco, San Diego and Los Angeles, and other cities that are friendly to culture-driven, community-oriented coffee shops.



Investors

Raising funds to open 201+ locations in the next 5 years

La Borra Cafe is currently entering into a new round of funding to support our tremendous growth and scaling projects. We previously crowd-funded in Mexico with Play Business, where **we received MX$14M+ from 955 investors**. Both rounds of funding will go towards working capital, consolidation and management of packaging lines, and the management of international openings. With your investment, we will be on track to open 201 new locations over the next 5 years.





Founders



Leon Reffreger Alonso, CEO of La Borra del Café

La Borra Cafe started as a thesis for Leon and ended up as an international coffee shop business. Although the road was not always easy, Leon and his team have now grown the company to 70 locations in Mexico, 5 in the U.S., and 2 in Spain.

While all other coffee chains were closing, Leon and the team saw an opportunity to continue growing despite the global pandemic.

The team is made up of experienced individuals who have built top-tier brands in the coffee and food industry.



Team

	Leon Reffreger	CEO & Founder
	Alexei Sandoval	CMO & Founder
	Goretti Campbell	Investments Strategist & Partner California
	Dana Farbo	Advisor & California Partners
	Mauricio Pérez Toscano	COO & Co-Founder
	Juan Comparan	President & Founder

Perks

$100	Access to exclusive products from the online store
$250	All of the above, plus: Early access to new products online
$500	All of the above, plus 15% discount on products online
$1,000	All of the above, plus: 15% discount in store
$2,500	All of the above, plus: Get a large drink for the price of a medium, for life
$5,000	All of the above, plus: Free drink once a week
$10,000	All of the above, plus: Free pastry once a week
$25,000	All of the above, plus: Your name on a brick at a La Borra Cafe California location
$50,000	All of the above, plus: Attend opening events as our special guest
$60,000	All of the above, plus: Cut the ribbon at the our new location opening

FAQ


Republic

Company Name	La Borra Cafe California
Logo	
Headline	Coffee chain with 70 branches in Mexico, now expanding to California
Slides	 
Tags	Female Founders, Coffee, Food chains, Coming soon, Startups, Local

**Pitch
text**

Summary

- 70+ locations in Mexico and 5 in the U.S.
- Nominated for Best Franchisee of the World 2020
- Nominated by The Economist as the "fastest-growing café in western Mexico"
- Recipient of Adolf Horn Award Young Entrepreneur of the Year 2016
- $47.5B+ total addressable market

Problem

Coffee shops don't focus on what they can truly provide to a community

Many coffee shops, especially larger chains, only see their business as a one-dimensional retail space. They fail to recognize the opportunity to provide more than just food and drinks to their customers. Coffee shops around the world have the potential to build community, inspire creativity, and boost the value of their neighborhood. Chains, however, focus on building spaces that are uniform and sterile, without taking into account the environment and values around them.



Solution

Creating community, creativity, and innovation

La Borra Cafe is an **international coffee retailer** that offers a fresh take on the outdated chain model. We create spaces intentionally designed to reflect not only the neighborhood around us, but also the interests and intellect of our consumers. The coffee, snacks, art, books, and decor found within our spaces are unique to each location, but all have the same driving force behind them. You can catch up with a friend on a comfortable or meet in a private meeting room to create that amazing project that's been on your mind. When people enter our cafes, they aren't just getting coffee—**they're getting community**.



The **La Borra Cafe team is committed to transforming gray days into happy moments**, through social responsibility programs to help communities in need.

As part of our community programs, we offer free courses to teach people how to help others.



Product

Offering neighborhoods a unique approach to coffee and community



The inspiration for our name and brand comes from La Borra de Café, a novel by Mario Benedetti. In addition to comfort, customers can find a **diversity of stimuli represented in art** that will leave them inspired. Every La Borra Cafe is different, as each one is **designed with a "soul"** to match the town in which it is located. All locations have community-focused aspects, such as book-sharing and public events, and all shops are situated on street corners to maximize light and space.

Our **coffee beans are roasted in-house and are sourced directly from farmers in Mexico**. Plus, our milk frothing, cold brews, and flavor profiles offer a fresh, sweet, and delicious alternative to conventional American coffee.



Traction

One of the fastest-growing café chains in western Mexico

La Borra del Café first opened its doors in Mexico 9 years ago. Since then, we've expanded to **70+ locations in Mexico and 5 in the U.S.** We were nominated for **Best Franchisee of the World 2019**, and were named by **The Economist as "one of the fastest-growing cafes in western Mexico."** In 2016, **we received the Adolf Horn Award for Young Entrepreneur of the Year.**

Nominated for "Best Franchise of the World 2020" And nominated by The Economist as the fastest growing cafe in western Mexico

Adolf Horn award 2016 as young entrepreneur of the year.

75 Stores of " La Borra del Cafe" will be under operation in Mexico an USA by the end of 2020





"We create spaces that inspire others to create beautiful and extraordinary things"

Now with the support and the coaching of **Select USA,** we are ready to bring the **inspiration of Mexico all over California.**











Embajada Estados Unidos en México ✓
25 de marzo a las 11:40 · 🌐

Felicitamos a La Borra del Café por su expansión en 🇺🇸. ¡Les
deseamos todo el éxito!
Para conocer cómo expandir su negocio en Estados Unidos los
invitamos a asistir a la Cumbre de Inversiones SelectUSA del 7 al 11
de junio.
Información y registro: https://www.selectusasummit.us/
#SelectUSA #SelectUSASummit #JuntosProsperamos

SELECT USA ★

In Recognition of Positive Investment in the United States,
Leading to Job Creation and Economic Growth

Congratulations to

La Borra del Café

and best wishes on the growth and success of your business operations
in the United States of America




March 4, 2021
Date

Dale Tasharski
Acting Assistant Secretary for Global Markets
and Director General of the U.S. & Foreign
Commercial Service

Customers

Praised for our genuine Mexican coffee, excellent service, and invigorating space

La Borra Cafe has grown a name for itself over the last year. Despite the complications of COVID-19, our newly opened U.S. locations have managed not only to survive but also thrive. Our Chicago locations have both been **praised for our delicious, authentic Mexican coffee, our excellent service, and our fresh and lovely ambiance**.


Lea E.
Berwyn, IL
2 1 1
11/16/2020
1 photo

This delicious coffee shop has genuine mexican coffee, its so good, they hace also added a new line of freshly baked mexican pastries and bread, the chocolate conchas are so good, my friend ordered a garibaldi, and its like a butter cupcake, great flavors!
Also the place is pretty cute to take ig pics, they told me they are opening a new one over on division street, which is great because its closer to my job.

Useful Funny Cool

Brett J.
Chicago, IL
162 145 4
8/20/2020

This sweet coffee shop is nowhere near my apartment or my job, but I found myself here running an errand in Berwyn. I'm glad I came across this place.

I ordered an iced latte and it was ON POINT. Great atmosphere which is definitely worth mentioning. Comfortable chairs with coffee tables and shelving. Looks like a nice apartment!

I think this is a pretty new business, so I hope they survive COVID, because it's a great spot. Wish I lived closer.

Useful 4 Funny Cool 1


La
Borra
del Café

Response to COVID-19

Our customers and our team are our priority. As we navigated this global health crisis, we increased the sanitizing protocols in all spaces at our locations, following the recommendations of the WHO (World Health Organization) since the beginning of the pandemic.







We teamed up with delivery platforms to sustain all jobs. We didn't let go of any of our team members during the pandemic.

We created a special platform to pre-buy points online with special benefits, so people can exchange them for their favorite products in the future. We also launched a pop-up online store with special products and coffee kits.

While other international brands closed locations, we opened new branches, which speaks to the strong foundation of our business model, operational expertise, and the immense inspiration behind our brand.

Business Model

Selling coffee, goods and snacks inspired by Mexican cuisine and local interests

All of our stores serve a variety of drinks, snacks, fresh baked goods and meals inspired by Mexican cuisine. In addition to our range of frappés, cold-brews, lattes, and other espresso drinks, we also offer traditional cafe snacks and desserts. Our stand-out items include our orejitas, conchas, garibaldis and pies.



Authenticity differentiation

Our cafes are unique and our offerings of select coffee and other beverages along with foods that are tied to the Mexican culture bring authenticity and fresh differentiation.

Profitability

Cafe profitability builds into the second ½ of the fiscal year of opening with an average store projection conservatively estimated as follows.

Per cafe	Sales	Profit
Year 1	$1.750M	(-$250K)
Year 2	$6.750M	$750K
Year 3	$22.250M	$4.250M





The Business
La Borra Cafe California
La Borra Cafe
The moment is now!
Invest in the business of inspiration
Product Cost
Less than 30%
Sold For
200%
*Sold for 200% more on top of the 30% for cost of prroduct
Example
Café Americano La Borra Cost .80 cents and sold for a $3 dlls

Market

Tapping into a $47.5B+ market

La Borra Cafe has a massive market advantage – due to our international product, we're able to target both the Latino and US coffee shop market. This global market is **projected to grow to $237B+ by 2025**, despite challenges presented by COVID-19. As of 2021, La Borra Cafe has a **TAM of $47.5B+**.



Competition

We face tough competition, but we have several key advantages

La Borra Cafe is entering into a difficult market. Our main competitor is Starbucks, which owns 50%+ of the market in Mexico and 40%+ of the US market. However, **we aren't planning to be another Starbucks**, and that's what affords us the opportunity to carve out a niche for ourselves. **In La Borra Cafe, customers can exchange books, watch movies, conduct meetings and work in communal spaces, and pet-friendly areas**, we love to have a community and inspire others to create beauty and extraordinary things.

We are different from our competitors because we focus on creating spaces of comfort, quality, and inspiration combined with an awesome product.







NETFLIX
Sólo vives
una vez,
BIEN,
La
Borra
Cafe

Each branch of La Borra Café is unique and has disruptive elements (a red door, a swing, colored birds flying throughout the cafeteria), which generate curiosity in our visitors and serve as a inspiration to create their own stories while staying true to the essence of the brand.



Sólo vives
una vez,
BIEN,
La
Borra
de Café
LO INEXPLORADO!

Vision

Planning to open 201 locations in California

With the support of investors and customers, La Borra Cafe will introduce 201 new locations in the 5 years. We **plan to expand both in the at-home market and**

internationally, targeting San Francisco, San Diego and Los Angeles, and other cities that are friendly to culture-driven, community-oriented coffee shops.



Investors

Raising funds to open 201+ locations in the next 5 years

La Borra Cafe is currently entering into a new round of funding to support our tremendous growth and scaling projects. We previously crowd-funded in Mexico with Play Business, where **we received MX$14M+ from 955 investors**. Both rounds of funding will go towards working capital, consolidation and management of packaging lines, and the management of international openings. With your investment, we will be on track to open 201 new locations over the next 5 years.





Founders



Leon Reffreger Alonso, CEO of La Borra del Café

La Borra Cafe started as a thesis for Leon and ended up as an international coffee shop business. Although the road was not always easy, Leon and his team have now grown the company to 70 locations in Mexico, 5 in the U.S., and 2 in Spain.

While all other coffee chains were closing, Leon and the team saw an opportunity to continue growing despite the global pandemic.

The team is made up of experienced individuals who have built top-tier brands in the coffee and food industry.



Team

	Carlos Ayusa	Purchasing and Logistic Manager
	Carmen Elvira	Operations Officer
	Jessica Vazquez Garibay	Regional Operations Manager
	Lea Tacher	Head of Product Development US
	Glenn Johnson	Operations US

	Lilian Reyes	Head of HR
	Leon Reffreger	CEO & Founder
	Alexei Sandoval	CMO & Founder
	Goretti Campbell	Investments Strategist & Partner California
	Dana Farbo	Advisor & California Partners
	Mauricio Pérez Toscano	COO & Co-Founder
	Juan Comparan	President & Founder

Perks

$100	Access to exclusive products from the online store
$250	All of the above, plus: Early access to new products online
$500	All of the above, plus 15% discount on products online
$1,000	All of the above, plus: 15% discount in store
$2,500	All of the above, plus: Get a large drink for the price of a medium, for life
$5,000	All of the above, plus: Free drink once a week
$10,000	All of the above, plus: Free pastry once a week
$25,000	All of the above, plus: Your name on a brick at a La Borra Cafe California location
$50,000	All of the above, plus: Attend opening events as our special guest
$60,000	All of the above, plus: Cut the ribbon at the our new location opening

FAQ